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EXHIBIT 12

KSL RECREATION GROUP, INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended October 31,
	2001		2000		1999		1998		1997
	(in thousands, except ratios)
Earnings:
Income (loss) before income taxes and extraordinary item	$22,231		$27,129		$40,950		$7,117		$2,944
Add:
Interest and amortization of debt issuance costs	76,464		50,464		51,779		35,652		31,709
Minority interests in losses of subsidiary	—		—		118		129		143

Total Earnings	$98,695		$77,593		$92,847		$42,898		$34,796

Fixed charges:
Interest and amortization of debt issuance costs	$76,464		$50,464		$51,779		$35,652		$31,709
Capitalized interest	1,240		1,691		1,619		754		0

Subtotal	$77,704		$52,155		$53,398		$36,406		$31,709

Ratio of earnings to fixed charges (1)	1.3	x	1.5	x	1.7	x	1.2	x	1.1	x

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EXHIBIT 12
KSL RECREATION GROUP, INC. AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES